Exhibit 23.5

Consent of Beijing Anli Partners

January 28, 2025

We have acted as PRC data compliance counsel to QMSK Technology Co., Ltd (the “Company”) with respect to the laws of the People’s Republic of China in connection with the Company’s Registration Statement on Form F-1 (the “Registration Statement”), including all amendments and supplements thereto, as filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended.

We hereby consent to the reference to our firm under the heading “Legal Matters” and elsewhere in the prospectus included in the Registration Statement and to the filing of this letter as an exhibit to the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Sincerely,

/s/ Beijing Anli Partners

Beijing Anli Partners

Beijing, the People's Republic of China